Mail Stop 3561

November 9, 2009

James Sumas, Chief Executive Officer
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081

> **Re:**   **Village Super Market, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 6, 2009**
> **File No. 001-33160**

Dear Mr. Sumas:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you filed your definitive soliciting materials on November 6, 2009, eight calendar days after you filed your preliminary soliciting materials. Exchange Act Rule 14a-6(a) requires that you file a preliminary copy of the proxy statement and form of proxy with the Commission at least ten calendar days before the definitive materials are first sent or given to security holders (with the date of the filing counting as day one). Please tell us why you have determined not to comply with Rule 14a-6. As a separate matter, considering the staff advised you of its determination to review your proxy materials, please tell us

what consideration you have given to providing revised materials to shareholders to reflect the additional disclosure we elicit from the comments below. If you believe the information you have already provided to shareholders is sufficient to make an informed voting decision, please tell us the basis for your belief. If you intend to provide revised materials to shareholders, please tell us the manner of dissemination you intend to use and when you intend to do so.

Code of Ethics, page 7

2. We note your disclosure that you have a code of ethics. It appears that the code of ethics that is attached as Exhibit 14 to your Form 10-K for the fiscal year ended July 25, 2009 does not meet the definition of "code of ethics" in Item 406 of Regulation S-K. For instance, your code does not address reporting code violations or promoting accountability for adherence to the code. In addition, we are unable to locate the text of the code on your corporate website, as required by Item 406(c)(2). Please revise your disclosure to clarify and explain your reasons for not adopting a code of ethics within the meaning of Item 406.

Proposal 3. Amendment to Restated Certificate of Incorporation…, page 18

3. We note that you are seeking approval of an amendment to your certificate of incorporation in order to increase the number of authorized shares of your common stock available for issuance. We further note your mention of "possible future acquisitions" among your reasons for increasing the number of authorized shares. Please tell us if this increase in shares is necessary in order to complete any particular acquisition. If an increase in authorized common shares is necessary to complete an acquisition contemplated at this time, you should revise your proxy statement to include the information required by Item 14 of Schedule 14A. See also Note A to Schedule 14A. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

4. Please refer to SEC Release No. 34-15230 (October 13, 1978) and discuss the possible anti-takeover effects of the increase in authorized common shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

*   *   *

As appropriate, please amend your filing and respond to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director